CONSENT OF EXPERT

Reference is made to the Annual Report on Form 40-F (the “40-F”) of Platinum Group Metals Ltd. (the “Company”) for the fiscal year ended August 31, 2010 to be filed with the United States Securities and Exchange Commission pursuant to the United States Securities Exchange Act of 1934, as amended, and the Annual Information Form (the “AIF”) and Management’s Discussion and Analysis (“MD&A”) of the Company for the year then ended, which are incorporated by reference therein.

The undersigned hereby consents to the references to, and the information derived from, the report titled “Revised Technical Report (Feasibility Study) Western Bushveld Joint Venture Project 1 (Elandsfontein and Frischgewaagd)” dated June 10, 2009 and “Technical Report (Feasibility Study) Western Bushveld Joint Venture Project 1 (Elandsfontein and Frischgewaagd)” dated July 7, 2008 and to the references, if any, to the undersigned’s name in the 40-F, the AIF and the MD&A.

Wardrop Engineering Inc. By: Wardrop Name: Byron Stewart Title: Consultant Date: November 26, 2010	/s/ Byron Stewart Byron Stewart Date: November 26, 2010